SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70 - NIRE 29300006939

A PUBLICLY-HELD COMPANY

CALL NOTICE

ANNUAL GENERAL MEETING

The shareholders of BRASKEM S.A. are hereby called to attend the Annual General Meeting that shall be held on March 26, 2014, at 10:00 a.m., at the Company’s principal place of business located at Rua Eteno, no 1.561, Pólo Petroquímico, in the City of Camaçari, State of Bahia, in order to resolve on the following Agenda: 01)  Analysis, discussion and voting of the Management Report and respective Management Accounts and Financial Statements, including Notes thereto, referring to the fiscal year ended December 31, 2013, accompanied by the independent auditors’ report  and the Fiscal Board’s report; 02)  Analysis, discussion and voting of the Management Proposal for the allocation of net profits for the fiscal year ended December 31, 2013, including the distribution of dividends; 03)  Election of members of the Board of Directors and Fiscal Board; 04)  Determination of the aggregate annual compensation for the officers and members of the Fiscal Board; and 05) Election of the Chairman and Vice-Chairman of the Company’s Board of Directors.

Camaçari/BA, February 22, 2014.

Marcelo Bahia Odebrecht

Chairman of the Board of Directors

General Information:

1. Pursuant to Article 3 of CVM Ruling No. 165/91, amended by CVM Ruling No. 282/98, we inform that 5% is the minimum percentage of interest in the voting capital required to request the adoption of the process of multiple vote to elect the Board of Directors’ members.

2. The documentation related to the matters included in the Agenda, as well as other relevant information to exercise voting rights at the Meeting, were made available to the Company’s shareholders, in the form as set forth in said CVM Ruling No. 481/09, and may be accessed through the CVM website (www.cvm.gov.br), the BM&FBOVESPA website (www.bmfbovespa.com.br), or the Company’s website (www.braskem.com.br/ri).

3. In order to expedite the works of this Meeting, the Company’s Management requests the shareholders to deliver at the Company, within 72 hours prior to the date scheduled to hold the Meeting, the following documents: (i) a certificate issued by the depositary financial institution for the book-entry shares held by them, evidencing the ownership of said shares within 8 days prior to the date scheduled to hold the Meeting; (ii) a power of attorney, duly regularized pursuant to the law, in the event of representation of the shareholder, with the grantor’s notarized signature; and/or (iii) as regards the shareholders who participate in the fungible custody of registered shares, a statement of the respective ownership interest, issued by the applicable body. The shareholder or his/her legal representative shall attend the Meeting in possession of his/her proper identity documents.

4. Taking into consideration the Health, Security and Environment [Saúde, Segurança e Meio Ambiente] (SSMA) Standards in force at the Company’s principal place of business, which set forth the guidelines regarding the control of access and movement of people and vehicles in the indoor and outdoor areas of the principal place of business, we kindly request the shareholders, and also their legal representatives hereby called to attend this Meeting, to arrive at least 30 minutes before the time scheduled to begin such Meeting, in order to ensure observance of the training procedures on basic SSMA instructions in force at the Company, which are available for consultation at its principal place of business.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2014
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.